Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

JUNE 30, 2015 AND DECEMBER 31, 2014

(Expressed in thousands of U.S. Dollars - except share and per share data)

	June 30, 2015	December 31, 2014

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$278,927	$202,107
Restricted cash	9,056	12,334
Accounts receivable, net	62,035	42,047
Due from related companies (Note 2)	3,205	1,895
Advances and other	15,720	10,629
Inventories	19,113	15,941
Vessels held for sale (Note 3)	40,559	—
Prepaid insurance and other	1,456	2,403
Current portion of financial instruments-Fair value (Note 11)	719	2,443

Total current assets	430,790	289,799

INVESTMENTS	1,000	1,000
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 11)	129	—
FIXED ASSETS (Note 3)
Advances for vessels under construction	263,759	188,954
Vessels	2,792,452	2,834,289
Accumulated depreciation	(681,611)	(635,135)

Vessels’ Net Book Value	2,110,841	2,199,154

Total fixed assets	2,374,600	2,388,108

DEFERRED CHARGES, net (Note 4)	19,738	20,190

Total assets	$2,826,257	$2,699,097

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 5)	$300,564	$228,492
Payables	36,225	33,052
Due to related companies (Note 2)	4,418	10,136
Dividends payable	5,084	5,083
Accrued liabilities	33,733	25,188
Unearned revenue	5,786	9,897
Current portion of financial instruments - Fair value (Note 11)	10,023	15,434

Total current liabilities	395,833	327,282

LONG-TERM DEBT, net of current portion (Note 5)	1,103,861	1,189,844

FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 11)	3,730	4,059

STOCKHOLDERS’ EQUITY:
Preferred shares, $1.00 par value; 15,000,000 shares authorized and 2,000,000 Series B Preferred Shares and 2,000,000 Series C Preferred Shares issued and outstanding at June 30, 2015 and December 31, 2014 and 3,400,000 Series D Preferred Shares issued and outstanding at June 30, 2015	7,400	4,000
Common shares, $1.00 par value; 185,000,000 shares authorized at June 30, 2015 and December 31, 2014; 84,712,295 issued and outstanding at June 30, 2015 and December 31, 2014	84,712	84,712
Additional paid-in capital	728,934	650,536
Accumulated other comprehensive loss	(11,334)	(10,290)
Retained earnings	501,744	437,565

Total Tsakos Energy Navigation Limited stockholders’ equity	1,311,456	1,166,523
Noncontrolling Interest	11,377	11,389

Total stockholders’ equity	1,322,833	1,177,912

Total liabilities and stockholders’ equity	$2,826,257	$2,699,097

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2015 AND 2014

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three months ended June 30
	2015	2014

VOYAGE REVENUES:	$154,020	$112,396

EXPENSES:
Voyage expenses	35,248	38,766
Vessel operating expenses	37,144	34,922
Depreciation and amortization	27,155	25,314
General and administrative expenses	5,302	4,914

Total expenses	104,849	103,916

Operating income	49,171	8,480

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 6)	(7,940)	(8,570)
Interest income	65	69
Other, net	—	270

Total other expenses, net	(7,875)	(8,231)

Net income	41,296	249

Less: Net (income)/loss attributable to the noncontrolling interest	(10)	(50)

Net income attributable to Tsakos Energy Navigation Limited	$41,286	$199

Effect of preferred dividends	(3,390)	(2,109)
Net income/(loss) attributable to common stockholders of Tsakos Energy Navigation Limited	37,896	(1,910)

Earnings/(loss) per share, basic and diluted attributable to Tsakos Energy Navigation Limited common shareholders	$0.45	$(0.02)

Weighted average number of shares, basic and diluted	84,712,295	80,135,152

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six months ended June 30
	2015	2014

VOYAGE REVENUES:	$302,887	$242,684

EXPENSES:
Voyage expenses	69,798	77,774
Vessel operating expenses	73,124	71,421
Depreciation and amortization	53,243	50,169
General and administrative expenses	11,856	10,341

Total expenses	208,021	209,705

Operating income	94,866	32,979

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 6)	(16,427)	(18,095)
Interest income	118	114
Other, net	(3)	(251)

Total other expenses, net	(16,312)	(18,232)

Net income	78,554	14,747

Less: Net loss attributable to the noncontrolling interest	12	19

Net income attributable to Tsakos Energy Navigation Limited	$78,566	$14,766

Effect of preferred dividends	(5,500)	(4,219)
Net income attributable to common stockholders of Tsakos Energy Navigation Limited	73,066	10,547

Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited common shareholders	$0.86	$0.14

Weighted average number of shares, basic and diluted	84,712,295	73,427,149

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2015, AND 2014

(Expressed in thousands of U.S. Dollars)

	Three months ended June 30
	2015	2014

Net income	$41,296	$249

Other comprehensive income
Unrealized gains/(losses) from hedging financial instruments
Unrealized (loss)/gain on interest rate swaps, net	1,347	(1,982)

Total unrealized (losses)/ gains from hedging financial instruments	1,347	(1,982)

Comprehensive (loss)/income	42,643	(1,733)

Less: comprehensive income attributable to the noncontrolling interest	(10)	(50)

Comprehensive (loss)/income attributable to Tsakos Energy Navigation Limited	$42,633	$(1,783)

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2015, AND 2014

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30
	2015	2014

Net income	$78,554	$14,747

Other comprehensive income
Unrealized gains/(losses) from hedging financial instruments
Unrealized loss on interest rate swaps, net	(1,044)	(2,662)
Amortization of deferred loss on de-designated financial instruments	—	154

Total unrealized losses from hedging financial instruments	(1,044)	(2,508)

Comprehensive income	77,510	12,239

Less: comprehensive loss attributable to the noncontrolling interest	12	19

Comprehensive income attributable to Tsakos Energy Navigation Limited	$77,522	$12,258

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2015, AND 2014

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Noncontrolling Interest	Total
BALANCE, January 1, 2014	$4,000	$57,969	$500,737	$430,548	$(6,789)	$986,465	$11,198	$997,663

Net income/(loss)				14,766		14,766	(19)	14,747

- Issuance of common stock		25,645	144,229			169,874		169,874

- Issuance of common stock under distribution agency agreement		1,078	6,046			7,124		7,124

- Common dividends declared ($0.05 per share)				(4,231)		(4,231)		(4,231)

- Common dividends paid ($0.05 per share)				(4,152)		(4,152)		(4,152)

- Dividends paid on Series B preferred shares				(2,000)		(2,000)		(2,000)

- Dividends paid on Series C preferred shares				(2,589)		(2,589)		(2,589)

- Other comprehensive income (loss)					(2,508)	(2,508)		(2,508)

BALANCE June 30, 2014	$4,000	$84,692	$651,012	$432,342	$(9,297)	$1,162,749	$11,179	$1,173,928

BALANCE, January 1, 2015	$4,000	$84,712	$650,536	$437,565	$(10,290)	$1,166,523	$11,389	$1,177,912

Net income/(loss)				78,566		78,566	(12)	78,554

- Issuance of 8.75% Series D preferred shares	3,400		78,398			81,798		81,798

- Common dividends declared ($0.06 per share)				(5,084)		(5,084)		(5,084)

- Common dividends paid ($0.06 per share)				(5,084)		(5,084)		(5,084)

- Dividends paid on Series B preferred shares				(2,000)		(2,000)		(2,000)

- Dividends paid on Series C preferred shares				(2,219)		(2,219)		(2,219)

- Other comprehensive income (loss)					(1,044)	(1,044)		(1,044)

BALANCE June 30, 2015	$7,400	$84,712	$728,934	$501,744	$(11,334)	$1,311,456	$11,377	$1,322,833

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30
	2015	2014
Cash Flows from Operating Activities:

Net income	$78,554	$14,747
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	49,675	47,537
Amortization of deferred dry-docking costs	3,568	2,632
Amortization of loan fees	580	596
Change in fair value of derivative instruments	(5,266)	(1,260)
Payments for dry-docking	(2,867)	(2,216)
(Increase) Decrease in:
Receivables	(26,389)	(7,304)
Inventories	(3,172)	342
Prepaid insurance and other	947	(295)
Increase (Decrease) in:
Payables	(2,545)	(20,143)
Accrued liabilities	8,545	1,181
Unearned revenue	(4,111)	(8,947)

Net Cash provided by Operating Activities	97,519	26,870

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(74,805)	(48,457)
Vessel acquisitions and/or improvements	(1,845)	(62,332)

Net Cash used in Investing Activities	(76,650)	(110,789)

Cash Flows from Financing Activities:
Proceeds from long-term debt	49,958	42,000
Financing costs	(827)	(390)
Payments of long-term debt	(63,869)	(59,837)
(Increase)/Decrease in restricted cash	3,278	1,379
Proceeds from stock issuance program, net	81,798	176,998
Cash dividends	(14,387)	(8,741)

Net Cash provided by Financing Activities	55,951	151,409

Net increase in cash and cash equivalents	76,820	67,490
Cash and cash equivalents at beginning of period	202,107	162,237

Cash and cash equivalents at end of period	$278,927	$229,727

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2015 AND 2014

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements of Tsakos Energy Navigation Limited (the “Holding Company”) and subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the six months ended June 30, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015.

The consolidated balance sheet as of December 31, 2014 has been derived from the audited financial statements included in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 8, 2015 (“Annual Report”), but does not include all of the footnotes required by generally accepted accounting principles for complete financial statements.

A discussion of the Company’s significant accounting policies can be found in Note 1 of the Company’s consolidated financial statements included in the Annual Report. There have been no material changes to these policies in the six-month period ended June 30, 2015.

New Accounting Pronouncements:

(a)	Consolidation: In February 2015, the FASB issued Accounting Standards Update (“ASU”) No. 2015-02-Consolidation. The amendments in this ASU affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. Management believes that this standard will not have a material effect on the Company’s financial position.

(b)	Debt Issuance costs: In April 2015, the FASB issued ASU No. 2015-03-Interest-Imputation of Interest, to simplify the presentation of debt issuance costs. The amendments in this ASU would require that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. Management believes that this standard will not have a material effect on the Company’s financial position.

(c)	Fair Value Measurement: In May 2015, the FASB issued ASU No. 2015-07-Fair Value Measurement, which permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using net asset value per share of the investment. Management believes that this standard will not have a material effect on the Company’s financial position.

(d)	Revenue from Contracts with customers: In May 2015, the FASB issued ASU No. 2015-14-Revenue from Contracts with Customers, which defers the effective date of ASU 2014-09. Management believes that this standard will not have a material effect on the Company’s financial position.

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Tsakos Shipping and Trading S.A. (commissions)	1,919	1,325	3,786	3,166
Tsakos Energy Management Limited (management fees)	4,040	3,891	8,081	7,769
Tsakos Columbia Shipmanagement S.A.	565	322	1,115	658
Argosy Insurance Company Limited	2,405	2,279	4,801	4,612
AirMania Travel S.A.	1,241	1,107	2,282	2,141

Total expenses with related parties	10,170	8,924	20,065	18,346

Balances due from and due to related parties are as follows:

	June 30, 2015	December 31, 2014
Due from related parties
Tsakos Columbia Shipmanagement S.A.	3,205	1,895

Total due from related parties	3,205	1,895

Due to related parties
Tsakos Energy Management Limited	147	93
Tsakos Shipping and Trading S.A.	963	881
Argosy Insurance Company Limited	2,791	8,766
AirMania Travel S.A.	517	396

Total due to related parties	4,418	10,136

There is also, at June 30, 2015, an amount of $456 ($875 at December 31, 2014) due to Tsakos Shipping and Trading S.A. and $171 ($379 at December 31, 2014) due to Argosy Insurance Limited, included in accrued liabilities which relates to services rendered by these related parties not yet invoiced.

(a)	Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at the beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. In the first six months of 2015 and 2014 monthly fees for operating vessels are $27.5, for vessels chartered out, $20.4 for vessels on a bare-boat basis, and $35.8 for the LNG carrier, of which $10.0 is paid to the Management Company and $25.8 to a third party manager. Monthly management fees for the DP2 shuttle tankers have been agreed to $35.0, per vessel. Since the expiry of the bareboat charter of the VLCC Millennium on July 30, 2013, management fees for this vessel are $27.5 per month, of which $13.7 are payable to a third party manager. Management fees for the suezmax Eurochampion 2004 are $27.5 per month, of which, $12.0 are paid to a third party manager. In addition to the Management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. In the first six months of 2015 an award of $1,142 was granted to the Management Company and is included in General and Administrative expenses in the accompanying Consolidated Statement of Operations. No such award was granted in the first six months of 2014. In addition, a special award of $425 was paid to the Management Company in relation to capital raising offerings during the first six months of 2015 and $400 in the first six months of 2014. These awards have been included as a deduction of additional paid in capital in the accompanying Financial Statements.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing Board, the Management Company would have the right to terminate the Management Agreement on ten days’ notice, and the Holding Company would be obligated as at June 30, 2015 to pay the Management Company an amount of approximately $166,285 calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery, as at June 30, 2015 are:

Period/Year	Amount
July to December 2015	9,342
2016	18,744
2017	19,451
2018	19,672
2019	19,672
2020 to 2025	108,196

195,077

Management fees for vessels are included in the accompanying Consolidated Statements of Operations. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.4. These fees in total amounted to $1,550 and $979 during the six months ended June 30, 2015 and 2014, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(b)	Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by related party interests and by a private German Group. TCM, with the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on Company vessels. The Company also pays to TCM certain fees to cover expenses relating to internal control procedures and information technology services which are borne by TCM on behalf of the Company.

(c)	Tsakos Shipping and Trading S.A. (“Tsakos Shipping”):

Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying Consolidated Statements of Operations. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge a brokerage commission. In the first six months of 2015 there were no sales or purchases of vessels. In the first six months of 2014 the suezmax tanker Eurovision was acquired. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. In the first six months of 2015 no such fee was charged. In the first six months of 2014, $200 in aggregate was charged for supervision fees on the DP2 shuttle tankers Rio 2016 and Brasil 2014.

Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company, and are also shareholders of the Holding Company.

(d)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(e)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3.	Vessels

Acquisitions

During the first six months of 2015 there were no vessel acquisitions. During the first six months of 2014, the Company acquired the suezmax tanker Eurovision from an affiliated company at a cost of $61,506.

Sales

There were no vessel sales in the first six months of 2015 and 2014.

Held for sale

On June 25, 2015 the Company agreed to sell en bloc to a related company the suezmax tanker Triathlon and the product carrier Delphi. At June 30, 2015 those vessels are accounted for as held for sale. (Note 5, Note 12(d))

4.	Deferred Charges

Deferred charges consist of dry-docking and special survey costs, net of accumulated amortization, and amounted to $13,131 and $13,830, at June 30, 2015 and December 31, 2014, respectively, and loan fees, net of accumulated amortization, amounted to $6,607 and $6,360 at June 30, 2015 and December 31, 2014, respectively. Amortization of deferred dry-docking costs was $3,568 during the first six months of 2015 and $2,632 during the first six months of 2014 and is included in the depreciation and amortization of deferred dry-docking costs in the accompanying Consolidated Statements of Operations, while amortization of loan fees is included in Interest and finance costs, net.

5.	Long-Term Debt

Facility	June 30, 2015	December 31, 2014
(a) Credit Facilities	694,086	732,130
(b) Term Bank Loans	710,339	686,206

Total	1,404,425	1,418,336
Less - current portion	(300,564)	(228,492)

Long-term portion	1,103,861	1,189,844

(a)	Credit facilities

As at June 30, 2015, the Company had six open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component, with balloon payments due at maturity between December 2015 and April 2019. At June 30, 2015 there is no available unused amount.

Interest is payable at a rate based on the London interbank offered rate (“LIBOR”) plus a spread. At June 30, 2015, the interest rates on these facilities ranged from 0.96% to 5.19%.

(b)	Term bank loans

Term loan balances outstanding at June 30, 2015 amounted to $710,339. These bank loans are payable in U.S. Dollars in quarterly or semi-annual installments, with balloon payments due at maturity between October 2016 and February 2025. Interest rates on the outstanding loans as at June 30, 2015, are based on LIBOR plus a spread.

On April 22, 2015, the Company signed a new five-year term bank loan for $35,190 relating to the pre and post delivery financing of the first LR1 tanker under construction. The first drawdown of $7,038 was made on April 23, 2015 for the payment of the second installment to the ship building yard. The loan is repayable in ten consecutive semi-annual installments of $977.5, commencing six months after the delivery of the vessel, plus a balloon of $25,415 payable together with the last installment.

On April 22, 2015, the Company signed a new seven-year term bank loan for $35,190 relating to the pre and post delivery financing of the second LR1 tanker under construction. The first drawdown of $7,038 was made on April 22, 2015 for the payment of the second installment to the ship building yard. The loan is repayable in fourteen consecutive semi-annual installments equal to 1/32nd of the amount drawn under the loan, commencing six months after the delivery of the vessel, plus a balloon sufficient to repay the loan in full.

On May 25, 2015, the Company signed a new eight-year term bank loan for $73,500 relating to the pre and post delivery financing of one shuttle tanker under construction. The first drawdown of $9,800 was made on May 26, 2015 for the payment of the second installment to the ship building yard. The loan is repayable in sixteen consecutive semi-annual installments of $2,300, commencing six months after the delivery of the vessel, plus a balloon of $36,700 payable together with the last installment.

At June 30, 2015, interest rates on these term bank loans ranged from 1.77% to 4.03%.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended June 30, 2015	2.26%
Three months ended June 30, 2014	2.43%

Six months ended June 30, 2015	2.24%
Six months ended June 30, 2014	2.44%

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant vessel-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $100,020 at June 30, 2015 and $79,563 at December 31, 2014, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. Three loan agreements require the Company to maintain throughout the security period, an aggregate credit balance in a deposit account of $3,250 and two other loan agreements a monthly pro rata transfer to a retention account of any principal due but unpaid.

As at June 30, 2015 and December 31, 2014, the Company and its wholly and majority owned subsidiaries were compliant with the financial covenants in its loan agreements, including the leverage ratio and the value-to-loan requirements and all other terms and covenants, except in the case of the value-to-loan requirements in one of its loan agreements with an outstanding balance of $30,400 as of June 30, 2015 ($31,700 as of December 31, 2014). The value-to-loan ratio will be satisfied with the repayment of the next two scheduled semi-annual installments, amounting to $1,300 each, on August 4, 2015 and February 4, 2016 respectively and therefore, no additional amount has been reclassified in the current liabilities at June 30, 2015.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditure on dry-dockings and working capital. As of June 30, 2015, the Company’s working capital (non-restricted net current assets), amounted to $25,901 ($49,817 deficit at December 31, 2014). The Company’s working capital has returned to a working surplus despite the two loan facilities which are reaching their maturity in December 2015 and June 2016 amounting $119,075 in total, and the loan balance of $52,195 relating to the pre-delivery financing of the LNG carrier Maria Energy, which is falling due in the first quarter of 2016, and the repayment of $23,194 on sale of Delphi and Triathlon which are held for sale at June 30, 2015 (Note 12 (d)). However, on April 22, 2015 the Company raised $81,798 in a public offering of its 8.75% Series D Cumulative Perpetual Preferred Shares, net of underwriter’s commission and other expenses. Net cash flow generated from operations is the Company’s main source of liquidity whereas other management alternatives to ensure service of the Company’s commitments include, but are not limited to, the issuance of additional equity and utilization of suitable opportunities for asset sales, etc. Management believes, such alternatives along with current available cash holdings and cash expected to be generated from the operation of vessels, will be sufficient to meet the Company’s liquidity and working capital needs for a reasonable period of time.

The annual principal payments required to be made after June 30, 2015, are as follows:

Period/Year	Amount
July to December 2015	181,436
2016	265,237
2017	189,771
2018	307,477
2019	161,223
2020 and thereafter	299,281

1,404,425

6.	Interest and Finance Costs, net

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Interest expense	7,937	8,724	15,665	17,571
Less: Interest capitalized	(719)	(660)	(1,347)	(1,192)

Interest expense, net	7,218	8,064	14,318	16,379
Interest swap cash settlements non-hedging	1,134	918	1,134	2,180
Bunkers swap cash settlements	1,634	(28)	4,617	(42)
Amortization of loan fees	286	282	580	596
Bank charges	32	86	70	160
Finance project costs expensed	402	—	1,261
Amortization of deferred loss on termination of financial instruments	—	—	—	154
Change in fair value of non-hedging financial instruments	(2,766)	(752)	(5,553)	(1,332)

Net total	7,940	8,570	16,427	18,095

At June 30, 2015, the Company was committed to seven floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $296,331, maturing from March 2016 through March 2021 on which it pays fixed rates averaging 3.25% and receives floating rates based on the six-month LIBOR (Note 11).

At June 30, 2015, the Company held six of the seven interest rate swap agreements, designated and qualifying as cash flow hedges, in order to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts aggregating to $246,081. The fair value of such financial instruments as of June 30, 2015 and December 31, 2014 in aggregate amounted to $8,455 (negative) and $7,046 (negative), respectively. The net amount of cash flow hedge losses at June 30, 2015 that is estimated to be reclassified into earnings within the next twelve months is $3,909.

At June 30, 2015 and December 31, 2014, the Company held one interest rate swap, that did not meet hedge accounting criteria. As such, the changes in its fair values during the first half of 2015 and 2014 have been included in change in fair value of non-hedging financial instruments in the table above, and amounted to a gain of $1,241 and $1,413, respectively.

At June 30, 2015 and December 31, 2014, the Company had four and seven bunker swap agreements respectively, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair value of these financial instruments as of June 30, 2015 and December 31, 2014 was $3,321 (negative) and $9,228 (negative), respectively.

The changes in their fair values during the first half of 2015 and 2014 amounting to $5,907 (positive) and $81 (negative) respectively have been included in change in fair value of non-hedging financial instruments in the table above as such agreements do not meet the hedging criteria.

At June 30, 2015 and December 31, 2014, the Company held three bunker put option agreements in order to reduce the losses of the bunker swap agreements previously entered into. The value of those put options at June 30, 2015 was $534 (positive) and at December 31, 2014 $2,443 (positive). The change in their fair value in the first half of 2015 was $1,909 (negative). In the first half of 2015 the Company entered into two call option agreements for the same reasons as for the put options. The premium paid for the call options was $314 which equals their fair market value at June 30, 2015.

7.	Stockholders’ Equity

On January 30, 2015 and April 30, 2015 the Company paid dividends of $0.50 per share each or $2,000 in total, on its 8.00% Series B Preferred Shares. On January 30, 2015 and April 30, 2015 the Company paid dividends of $0.55469 per share each or $2,219 in total, on its 8.875% Series C Preferred Shares. During the six month period ended June 30, 2014, the Company paid two dividends of $0.50 per share each or $2,000 in total, on its 8% Series B Preferred Shares and two dividends, the first of $0.73958 per share or $1,480 in total and the second dividend of $0.55469 per share or $1,109 in total, on its 8.875% Series C Preferred Shares.

On February 19, 2015 the Company paid dividends of $0.06 per share of common stock outstanding, which were declared in November 2014. On March 19, 2015, the Company declared dividends of $0.06 per share of common stock outstanding, which were paid on May 28, 2015 to shareholders of record as of May 21, 2015. On May 22, 2015 the Company declared dividends of $0.06 per common share payable on September 10, 2015 to shareholders of record as of September 3, 2015. During the six-month period ended June 30, 2014 the Company paid common dividends totaling $4,152 and declared common dividends of $4,231 in total which were paid in August, 2014.

On April 22, 2015, the Company completed an offering of 3,400,000 of its 8.75% Series D Cumulative Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share, raising $81,798, net of underwriter’s discount and other expenses.

On May 30, 2014, at the annual general meeting of shareholders, the shareholders approved the amendment of the Company’s Memorandum of Association in order to increase the authorized share capital from US$100,000 consisting of 85 million common shares of a par value of $1.00 each and 15 million preferred shares of a par value of $1.00 each, to US$200,000, consisting of 185 million common shares of a par value of $1.00 each and 15 million preferred shares of a par value of $1.00 each.

From January 1, 2014 up to January 17, 2014, the Company sold 1,077,847 common shares for proceeds, net of commissions, of $7,124 under a distribution agency agreement entered into in August 2013. This agreement provides for the offer and sale from time to time of up to 4,000,000 common shares of the Company, par value $1.00 per share, at market prices.

On February 5, 2014, the Company completed an offering of 12,995,000 common shares, including 1,695,000 common shares issued upon the exercise in full by the underwriters of their option to purchase additional shares, at a price of $6.65 per share, for net proceeds of $81,952.

On April 29, 2014, the Company completed an offering of 11,000,000 common shares, at a price of $7.30 per share, for net proceeds of $76,419. On May 22, 2014, the underwriters exercised their option to purchase 1,650,000 additional shares at the same price for net proceeds of $11,503.

8.	Accumulated other comprehensive loss

In the first half of 2015, Accumulated other comprehensive loss increased with unrealized losses of $1,044, which resulted from changes in fair value of financial instruments.

In the first half of 2014, Accumulated other comprehensive loss increased with unrealized losses of $2,508, of which $2,662 (loss) resulted from changes in fair value of financial instruments and $154 related to the amortization of loss on the de-designation of one interest rate swap.

9.	Earnings/Loss per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period.

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Numerator
Net income/(loss) attributable to Tsakos Energy Navigation Limited	41,286	199	78,566	14,766
Preferred share dividends Series B	(1,000)	(1,000)	(2,000)	(2,000)
Preferred share dividends Series C	(1,109)	(1,109)	(2,219)	(2,219)
Preferred share dividends Series D	(1,281)	—	(1,281)	—

Net income/(loss) attributable to common stockholders	$37,896	$(1,910)	$73,066	$10,547

Denominator

Weighted average common shares outstanding	84,712,295	80,135,152	84,712,295	73,427,149
Basic and diluted income/(loss) per common share	$0.45	$(0.02)	$0.86	$0.14

10.	Commitments and Contingencies

As at June 30, 2015, the Company had under construction nine aframax tankers, two LR1 product tankers, one shuttle tanker and one LNG carrier. The total contracted amount remaining to be paid for the thirteen vessels under construction, plus the extra costs agreed as at June 30, 2015 was $641,325. Scheduled remaining payments as at June 30, 2015 were $49,486 from July to December 2015, $377,701 in 2016, and $214,138 in 2017. At June 30, 2015, there is a prepaid amount of $1,650 under an old shipbuilding contract which was terminated in 2014, which will be used against the contract price of future new buildings currently being discussed between the Company and the shipyard.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results of operations or financial condition.

Charters-out

The future minimum revenues of vessels in operation at June 30, 2015, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Period/Year	Amount
July to December 2015	86,204
2016	129,345
2017	150,602
2018	156,680
2019 to 2029	806,200

Minimum charter payments	1,329,031

These amounts do not assume any off-hire.

11.	Financial Instruments

(a)	Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans and credit facilities as described in Notes 5 and 6.

(b)	Concentration of credit risk: Financial Instruments that are subject to credit risks consist principally of cash, trade accounts receivable, investments, and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of cash and cash equivalents, restricted cash, trade receivables and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $36,566 as compared to its carrying amount of $37,410. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term investment and estimates that the amount presented on the accompanying balance sheet approximates the amount that is expected to be received by the Company in the event of sale of that investment.

The fair values of the one long-term bank loan with a fixed interest rate, the interest rate swap agreements, and bunker swap agreements, put option agreements and call option agreements discussed in Note 6 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The estimated fair values of the Company’s financial instruments, other than derivatives at June 30, 2015 and December 31, 2014, are as follows:

	Carrying Amount June 30, 2015	Fair Value June 30, 2015	Carrying Amount December 31, 2014	Fair Value December 31, 2014
Financial assets/(liabilities)
Cash and cash equivalents	278,927	278,927	202,107	202,107
Restricted cash	9,056	9,056	12,334	12,334
Investments	1,000	1,000	1,000	1,000
Debt	(1,404,425)	(1,403,581)	(1,418,336)	(1,417,430)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of set-off exists. The following tables present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the consolidated statement of operations or in the balance sheet, as a component of Accumulated other comprehensive loss.

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
		June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	—	—	4,724	3,547
	Financial instruments - Fair value, net of current portion	—	—	3,730	3,499

	Subtotal	—	—	8,454	7,046

Derivatives not designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	—	—	1,978	2,659
	Financial instruments - Fair value, net of current portion	—	—	—	560
Bunker swaps	Current portion of financial instruments - Fair value	—	—	3,321	9,228
Bunker put options	Current portion of financial instruments - Fair value	534	2,443	—	—
Bunker call options	Current portion of financial instruments - Fair value	185	—	—	—
Bunker call options	Financial instruments - Fair value, net of current portion	129	—	—	—

	Subtotal	848	2,443	5,299	12,447

	Total derivatives	848	2,443	13,753	19,493

Derivatives designated as Hedging Instruments-Net effect on the Statement of Comprehensive Income/(loss) and Statement of Operations

	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)
Derivative	Amount Three months ended June 30,		Amount Six months ended June 30,
	2015	2014	2015	2014
Interest rate swaps	193	(2,900)	(3,010)	(4,371)

Total	193	(2,900)	(3,010)	(4,371)

	Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
Derivative	Location	Amount Three months ended June 30,		Amount Six months ended June 30,
		2015	2014	2015	2014
Interest rate swaps	Depreciation expense	(38)	(38)	(77)	(77)
Interest rate swaps	Interest and finance costs, net	(1,116)	(879)	(1,888)	(1,786)

Total		(1,154)	(917)	(1,965)	(1,863)

Derivatives Not Designated as Hedging Instruments–Net effect on the Statement of Operations

	Gain (Loss) Recognized on Derivative
Derivative	Location	Amount Three months ended June 30,		Amount Six months ended June 30,
		2015	2014	2015	2014
Interest rate swaps	Interest and finance costs, net	171	(215)	106	(767)
Bunker swaps	Interest and finance costs, net	867	76	524	(39)
Bunker put options	Interest and finance costs, net	(1,039)	—	(830)	—

Total		(1)	(139)	(200)	(806)

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other Comprehensive Income as of June 30, 2015 and December 31, 2014 was $11,334 and $10,290 respectively.

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of June 30, 2014 and December 31, 2013 using level 2 inputs (significant other observable inputs):

Recurring measurements	June 30, 2015	December 31, 2014
Interest rate swaps	(10,432)	(10,265)
Bunker swaps	(3,321)	(9,228)
Bunker put options	534	2,443
Bunker call options	314	—

	(12,905)	(17,050)

12.	Subsequent Events

(a)	On July 7, 2015, the Company paid $46,488 to a lender in full repayment of the outstanding balance of a loan facility relating to the financing of the vessels Socrates and Selecao amounting to $49,800 at June 30, 2015.

(b)	On July 9, 2015, it was announced that the Board of Directors had declared a quarterly dividend of $0.50 per share on the Company’s 8% Series B Cumulative Redeemable Perpetual Preferred Shares, which was paid on July 30, 2015. Also on July 9, 2015, it was announced that the Board of Directors had declared a quarterly dividend of $0.55469 per share on the Company’s 8.875% Series C Cumulative Redeemable Perpetual Preferred Shares, which was paid on July 30, 2015. Each dividend is for the period from April 30, 2015 through July 29, 2015.

(c)	On July 10, 2015, the Company agreed to acquire two suezmax tankers built in 2009 and 2012 respectively, for a total price of $121,000. The vessels are expected to be delivered in the fourth quarter of 2015.

(d)	On July 16, 2015 and July 17, 2015, the handysize tanker Delphi and the suezmax tanker Triathlon respectively were delivered to their new owners. The vessels were sold to a related company for $43,000 in total. On the same dates, the Company repaid an amount of $23,193 in total on two group loan facilities relating to the vessels sold (Note 3, Note 5).

(e)	On July 29, 2015, the Company signed a loan agreement for the re-financing of Socrates and Selecao. On the same date, the Company drew down the full amount of $46,217.

(f)	On July 22, 2015, the Company agreed to acquire the new building contracts for two VLCC tankers with expected delivery in 2016. The total consideration was $39,662, of which $13,955 was paid in cash and the remaining $25,707 was in the form of 2,626,357 common shares, issued to the sellers of the vessels at a value of $9.7881 per share. The Company assumed the remaining payment obligations to the shipyard totaling $154,251.

(g)	On July 31, 2015, the Company’s Board of Directors declared a dividend of $0.06 per common share outstanding, to be paid on December 15, 2015 to shareholders of record as of December 9, 2015.

(h)	On August 13, 2015, it was announced that the Board of Directors had declared the first dividend of $0.72309 per share on the Company’s 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares, for the period from the original issuance of the Series D preferred shares on April 29, 2015 through August 27, 2015. The dividend was paid on August 28, 2015 to shareholders of record as of August 25, 2015.